Exhibit 99.1

EXXARO RESOURCES LIMITED

Incorporated in the Republic of South Africa

(Registration Number: 2000/011076/06)

JSE share code: EXX

ISIN code: ZAE000084992

ADR code: EXXAY

Bond Code: EXX02

ISIN Code: ZAG000115965

(Exxaro or the Company)

FURTHER CAUTIONARY ANNOUNCEMENT: EXXARO COMMENCES SALE OF A PORTION OF ITS STAKE IN TRONOX

(Pretoria, 2 October 2017) -- Exxaro Resources Limited (JSE:EXX) today announces that it has commenced a public offering in the United States of 16.0 million Class A ordinary shares of Tronox Limited (NYSE:TROX), a NYSE-listed company engaged in the mining, production and marketing of inorganic minerals and chemicals. The offering is a Category 2 disposal in terms of the JSE Listings Requirements (the “Disposal”).

J.P. Morgan, Barclays and Morgan Stanley will act as joint book-running managers and underwriters for the offering. Exxaro intends to grant the underwriters a 30-day option to purchase up to 2.4 million additional Class A ordinary shares at the public offering price, less underwriting discounts and commissions. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Exxaro currently owns approximately 51 million Tronox Class B ordinary shares, which represents approximately 42.7 per cent of Tronox’s total outstanding voting shares. The offering announced today represents approximately 31.3 per cent of Exxaro’s Class B ordinary shares and approximately 13.4 per cent of Tronox’s total outstanding voting shares, assuming no exercise of the underwriters’ option to purchase additional shares. Pursuant to Tronox’s Constitution, the Class B ordinary shares will convert automatically into Class A ordinary shares on a one-for-one basis upon the sale of the shares to the underwriters.

Today’s offering follows Exxaro’s announcement on 8 March 2017 of its intention to monetise its stake in Tronox. Exxaro’s objective in selling its Tronox shares is to focus on its core activities, to provide funding for its future capital commitments, to repay debt and to return capital to its shareholders, which it believes is in its shareholders’ best interests. Exxaro presently intends to sell the remainder of its Tronox shares in a staged process over time pursuant to the Registration Statement (as defined below), subject to market conditions.

If today’s offering is completed, Exxaro’s ownership in Tronox would be reduced to approximately 29.4 per cent, assuming no exercise of the underwriters’ option to purchase additional shares. Exxaro’s shareholder’s deed with Tronox permits Exxaro to nominate up to three members of Tronox’s board of directors, depending on Exxaro’s percentage ownership in Tronox. If the offering announced today is completed, Exxaro’s right to nominate directors will decrease from three members to two members, in which case Exxaro intends to request that one of the Exxaro-nominated directors resign from his position on Tronox’s board of directors.

Further to the cautionary announcement released on 22 November 2016 and renewals issued on 26 June 2017 and 18 September 2017 regarding the unwinding of the existing Black Economic Empowerment (“BEE”) transaction and the replacement BEE transaction, Exxaro shareholders are reminded that the pro forma financial effects of the replacement BEE transaction have not yet been announced, and that Exxaro shareholders are advised to continue to exercise caution when dealing in Exxaro’s securities.

In addition, Exxaro shareholders are advised that the Disposal is a Category 2 transaction in terms of the JSE Listings Requirements. Accordingly, Exxaro shareholders are advised to exercise caution when dealing in Exxaro’s securities until further detailed announcements relating to the Disposal are made.

The offering to which this Cautionary Announcement relates is being made pursuant to Tronox’s effective shelf registration statement on Form S-3 filed by Tronox with the United States Securities and Exchange Commission (the “SEC”) on 2 October 2017 (the “Registration Statement”). The Class A ordinary shares will be offered by means of a prospectus and accompanying prospectus supplement forming a part of the Registration Statement. Before prospective investors invest in any Class A ordinary shares, they should read the prospectus and accompanying prospectus supplement included in the Registration Statement and other documents that Tronox has filed with the SEC for more complete information about Tronox and the offering. The Registration Statement, the prospectus supplement and the documents incorporated by reference therein are available for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus and accompanying prospectus supplement may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: +1 (866) 803-9204, email: prospectus-eq_fi@jpmchase.com; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: +1 (888) 603-5847, email: Barclaysprospectus@broadridge.com; Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

Editor’s note

Exxaro is a resources group with business interests in South Africa, Europe, the United States of America and Australia. Exxaro’s asset portfolio includes coal operations and investments in iron ore, pigment manufacturing, renewable energy (wind) and residual base metals.

Forward-Looking Statements

This Cautionary Announcement contains “forward-looking statements”, which are statements that are not historical facts and that are based upon Exxaro management’s current beliefs and expectations. These statements are subject to uncertainty and changes in circumstances and contain words such as “believe”, “intended”, “expect”, and “anticipate”, and include statements about expectations for future results and actions, such as statements concerning the anticipated final terms, timing and completion of the proposed and any future offering and the potential proceeds and application of proceeds resulting from the proposed offering. Any statement in this Cautionary Announcement that expresses or implies Exxaro’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions that may be beyond Exxaro’s control. If such risks or uncertainties materialise or such assumptions prove incorrect, actual results or actions could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this Cautionary Announcement are made as at the date hereof, and Exxaro expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this Cautionary Announcement.

Enquiries

Mzila Mthenjane

Executive Head: Stakeholder Affairs

Tel: +27 12 307 4481

Mobile: +27 83 417 6375

Email: mzila.mthenjane@exxaro.com

JSE sponsor to Exxaro: Absa Bank Limited (acting through its corporate and investment banking division).